SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Nemus Bioscience, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

64046J100
(CUSIP Number)

Emerald Health Sciences Inc.

Office 8262, The Landing, 200 – 375 Water St.

Vancouver, British Columbia, Canada V6B 0M9

858-361-4499

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64046J100	Page 2 of 5

1	NAME OF REPORTING PERSONS Emerald Health Sciences Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,735,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 76,735,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,735,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.20% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Consists of (i) 24,000,000 shares of Common Stock; (ii) 20,400,000 shares of Common Stock issuable upon exercise of warrants; (iii) 12,335,000 shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock; and (iv) 20,000,000 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock, held by Emerald Health Sciences Inc.

(2) Based on (i) 76,609,830 shares of Common Stock outstanding on January 18, 2018; (ii) 20,400,000 shares of Common Stock issuable upon exercise of outstanding warrants; (iii) 14,835,500 shares of Common Stock issuable upon conversion of outstanding Series B Convertible Preferred Stock; and (iv) 20,000,000 shares of Common Stock issuable upon conversion of outstanding Series F Convertible Preferred Stock.

CUSIP No. 64046J100	Page 3 of 5

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Nemus Bioscience, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 600 Anton Boulevard, Suite 1100, Costa Mesa, CA 92626.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Emerald Health Sciences Inc. (the “Reporting Person”).

(b) The business address of the Reporting Person is Office 8262, The Landing, 200 – 375 Water St., Vancouver, British Columbia, Canada V6B 0M9.

(c) The principal business of the Reporting Person is investments that advance the development of cannabis in pharmaceutical, botanical, and bioceutical applications.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Not Applicable.

Item 3. Source and Amount of Funds or Other Consideration

On January 18, 2018, the Issuer issued 9,000,000 shares (the “Note Conversion Shares”) of Common Stock to the Reporting Person upon conversion of a secured convertible promissory note, dated December 28, 2017, in the principal amount of $900,000.00 made by the Issuer in favor of the Reporting Person (the “Note”).

On January 18, 2018, the Reporting Person purchased from the Issuer in a private placement (the “Private Placement”) 15,000,000 shares (the “Private Placement Shares”) of Common Stock, at $0.10 per share, and warrants (the “Warrants”) to purchase 20,400,000 shares of Common Stock at $0.10 per share.

On January 18, 2018, the Reporting Person purchased from certain unrelated third parties (i) 1,233.5 shares (the “Series B Shares”) of series B convertible preferred stock, par value $0.001 per share; and (ii) 2,000 shares (the “Series F Shares”) of series F convertible preferred stock, par value $0.001 per share.

The source of funds for the transactions set forth in this Item 3 was working capital of the Reporting Person.

Item 4. Purpose of the Transaction

The Reporting Person received the Note Conversion Shares upon conversion of the Note. The Reporting Person purchased the Private Placement Shares and the Warrants in a private placement. The Reporting Person purchased the Series B Shares and the Series F Shares from unrelated third parties.

The purpose of the transactions stated above was for the Reporting Person to own a majority of the equity interest in the Issuer. Simultaneously with the closing of the Private Placement, the current members of the board of directors of the Issuer (the “Board”) agreed to appoint nominees of the Reporting Person to the Board and all of the current members of the Board except for Dr. Brian Murphy subsequently tendered their resignation.

CUSIP No. 64046J100	Page 4 of 5

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 76,735,000 shares of Common Stock, which represents approximately 58.20% of the outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote and sole power to dispose of 76,735,000 shares of Common Stock, which represent approximately 58.20% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

None

CUSIP No. 64046J100	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

EMERALD HEALTH SCIENCES INC.

Dated: January 29, 2018	By:	/s/ James L. Heppell
James L. Heppell, Director